SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: August 13, 2014

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
GK Investor & Public Relations
ezchip@gkir.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES RECORD SECOND QUARTER 2014 RESULTS:
Q2 REVENUES INCREASE 33% YEAR-OVER-YEAR TO $22.1 MILLION

Yokneam, Israel, August 13, 2014 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the second quarter ended June30, 2014.

Second Quarter 2014 Highlights:

•	Second quarter revenues of $22.1 million

•	Gross margin reached 80.5% on a GAAP basis and 80.9% on a non-GAAP basis

•	Net income, on a GAAP basis, was $6.2 million (28% of revenues)

•	Net income, on a non-GAAP basis, was $11.0 million (50% of revenues)

•	Operating cash flow of $10.2 million

•	Net cash at end of quarter was $219.2 million

Second Quarter 2014 Results:

Total revenues in the second quarter of 2014 were $22.1 million, an increase of 33% compared to $16.7 million in the second quarter of 2013, and an increase of 9% compared to $20.3 million in the first quarter of 2014.

Net income, on a GAAP basis, for the second quarter of 2014 was $6.2 million, or $0.21 per share (diluted), compared to net income of $5.1 million, or $0.18 per share (diluted), in the second quarter of 2013, and net income of $6.1 million, or $0.21 per share (diluted), in the first quarter of 2014.

Net income, on a non-GAAP basis, for the second quarter of 2014 was $11.0 million, or $0.36 per share (diluted), compared to non-GAAP net income of $8.7 million, or $0.29 per share (diluted), in the second quarter of 2013, and non-GAAP net income of $10.0 million, or $0.33 per share (diluted), in the first quarter of 2014.

Cash, cash equivalents, marketable securities and deposits as of June 30, 2014, totaled $219.2 million, compared to $210.0 million as of March 31, 2014. Cash generated from operations was $10.2 million, cash used in investing activities was $1.1 million, cash provided by financing activities (resulting from the exercise of options) was $0.2 million and a decrease of $0.1 million resulted from cash adjustment of marketable securities, net.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Six Months 2014 Results

Total revenues for the six months ended June 30, 2014 were $42.4 million, a year-over-year increase of 33% compared to $31.9 million for the six months ended June 30, 2013. Net income on a GAAP basis for the six months ended June 30, 2014 was $12.3 million, or $0.42 per share (diluted), compared to net income of $8.7 million, or $0.30 per share (diluted), for the six months ended June 30, 2013. Net income on a non-GAAP basis for the six months ended June 30, 2014 was $21.0 million or $0.69 per share (diluted), compared with non-GAAP net income of $15.4 million, or $0.51 per share (diluted), for the six months ended June 30, 2013.

Eli Fruchter, CEO of EZchip, commented, “This has been another record quarter for EZchip in revenues and profits, with revenues up 33% compared to the second quarter last year. During the quarter we announced the signing of a definitive agreement to acquire Tilera Corporation.  The acquisition leapfrogs EZchip into the fast-growing multi-core CPU market, and combined with NPS, is expected to increase EZchip's total available market (TAM) by six fold to over $2 billion. NP-5 is nearing production, NPS is receiving excellent feedback and we are pleased to announce that we have recently received our first NPS design wins for data center applications.”

Conference Call

The Company will be hosting a conference call later today, August 13, 2014, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial-in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718 and acquisition related costs. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the consummation of the Tilera acquisition and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 27, 2014 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- tables to follow --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013

Revenues	$22,102	$20,288	$16,653	$42,390	$31,949
Cost of revenues	4,300	3,788	2,475	8,088	5,416
Gross profit	17,802	16,500	14,178	34,302	26,533

Operating expenses:
Research and development, net	7,394	7,102	6,267	14,496	12,365
Selling, general and administrative	4,478	3,772	3,269	8,250	6,526
Total operating expenses	11,872	10,874	9,536	22,746	18,891

Operating income	5,930	5,626	4,642	11,556	7,642

Financial income, net	284	460	505	744	1,015
Net income	$6,214	$6,086	$5,147	$12,300	$8,657

Net income per share:
Basic	$0.21	$0.21	$0.18	$0.42	$0.30
Diluted	$0.21	$0.21	$0.18	$0.42	$0.30
Weighted average shares used in per share calculation:
Basic	29,157,533	28,978,411	28,571,954	29,068,467	28,483,800

Diluted	29,473,870	29,338,690	28,917,717	29,464,673	28,946,460

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013

GAAP gross profit	$17,802	$16,500	$14,178	$34,302	$26,533
Stock-based compensation	76	74	73	150	146
Non-GAAP gross profit	$17,878	$16,574	$14,251	$34,452	$26,679

GAAP gross profit as percentage of revenues	80.5%	81.3%	85.1%	80.9%	83.0%
Non-GAAP gross profit as percentage of revenues	80.9%	81.7%	85.6%	81.3%	83.5%

GAAP operating expenses	$11,872	$10,874	$9,536	$22,746	$18,891
Stock-based compensation:
Research and development	(2,421)	(2,267)	(2,049)	(4,688)	(3,874)
Selling, general and administrative	(1,652)	(1,584)	(1,398)	(3,236)	(2,725)
Acquisition related costs
Selling, general and administrative	(660)	--	--	(660)	--

Non-GAAP operating expenses	$7,139	$7,023	$6,089	$14,162	$12,292

GAAP operating income	$5,930	$5,626	$4,642	$11,556	$7,642

Non-GAAP operating income	$10,739	$9,551	$8,162	$20,290	$14,387

GAAP net income	$6,214	$6,086	$5,147	$12,300	$8,657
Stock-based compensation	4,149	3,925	3,520	8,074	6,745
Acquisition related costs	660	--	--	660	--

Non-GAAP net income	$11,023	$10,011	$8,667	$21,034	$15,402

Non-GAAP net income per share - Diluted	$0.36	$0.33	$0.29	$0.69	$0.51
Non-GAAP weighted average shares - Diluted*	30,774,136	30,507,804	30,086,653	30,637,994	29,965,981

*
Incalculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	June 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$219,219	$202,865
Trade receivables, net	9,673	7,416
Other receivables	2,355	3,153
Inventories	5,974	5,969
Total current assets	237,221	219,403

NON CURRENT ASSETS:
Severance pay fund	7,594	7,416
Long term investment and others	350	364
Total non current assets	7,944	7,780

PROPERTY AND EQUIPMENT, NET	1,963	2,114

INTANGIBLE ASSETS, NET	5,242	4,127

GOODWILL	96,276	96,276

TOTAL ASSETS	$348,646	$329,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,177	$3,951
Other payables and accrued expenses	8,188	7,309
Total current liabilities	9,365	11,260

ACCRUED SEVERANCE PAY	8,470	8,164

SHAREHOLDERS’ EQUITY:
Share capital	166	164
Additional paid-in capital	336,479	328,003
Accumulated other comprehensive income	194	437
Accumulated deficit	(6,028)	(18,328)
Total shareholders’ equity	330,811	310,276

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$348,646	$329,700

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
Cash flows from operating activities:
Net income	$6,214	$6,086	$5,147	$12,300	$8,657
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	166	168	129	334	284
Decrease (increase) in trade and other receivables, net	(97)	(1,471)	859	(1,568)	(141)
Decrease (increase) in inventory	97	(102)	(725)	(5)	(1,352)
Increase (decrease) in trade payables and other accrued liabilities, net	(266)	(164)	(1,480)	(430)	186
Stock-based compensation	4,149	3,925	3,520	8,074	6,745

Net cash provided by operating activities	10,263	8,442	7,450	18,705	14,379

Cash flows from investing activities:
Purchase of property and equipment	(24)	(196)	(255)	(220)	(600)
Purchase of technology	(1,067)	(1,348)	--	(2,415)	(131)

Net cash used in investing activities	(1,091)	(1,544)	(255)	(2,635)	(731)

Cash flows from financing activities:
Proceeds from exercise of options	188	216	780	404	834

Net cash provided by financing activities	188	216	780	404	834

Cash adjustment of marketable securities, net*	(113)	(7)	(388)	(120)	(575)

Increase in cash, cash equivalents, marketable securities and deposits	9,247	7,107	7,587	16,354	13,907

Cash, cash equivalents, marketable securities and deposits at the beginning of the period	209,972	202,865	174,288	202,865	167,968

Cash, cash equivalents, marketable securities and deposits at the end of the period	$219,219	$209,972	$181,875	$219,219	$181,875

*	Including unrealized gain (loss) on marketable securities, accumulated interest accretion and amortization of discount and premium on marketable securities.